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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CE Capital Advisors, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

293 Boston Post Road West, Suite 500



(No. and Street)

Marlborough	MA	01752
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Dane   (508)263-6208
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPAs LLC

(Name – if individual, state last, first, middle name)

20 Walnut Street	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Daniel Dane _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CE Capital Advisors, Inc. _____ , as

of December 31 _____ , 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____




Signature

Financial Operations Manager
Title

Notary Public

LAUREEN G. SASSEVILLE
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
October 19, 2023

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CE Capital Advisors, Inc.
Financial Statements and
Supplemental Schedules
December 31, 2019

CE Capital Advisors, Inc.

Index

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
CE Capital Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of CE Capital Advisors, Inc. as of December 31, 2019, the related statements of operations, changes in Stockholder's equity and cash flows for the year ended December 31, 2019, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of CE Capital Advisors, Inc., as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of CE Capital Advisors, Inc.'s management. Our responsibility is to express an opinion on CE Capital Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CE Capital Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Supplemental Schedule I - Computation of Net Capital Under SEC Rule 15c3-1 (page 14), has been subjected to audit procedures performed in conjunction with the audit of CE Capital Advisors, Inc.'s financial statements. The supplemental information is the responsibility of CE Capital Advisors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedule I- Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cree Alessandri + Strauss

We have served as CE Capital Advisors, Inc.'s auditor since December 31, 2009.

Cree Alessandri & Strauss CPAs LLC
February 14, 2020

1

CE Capital Advisors, Inc.
Statement of Financial Condition
December 31, 2019

Assets

Current assets

Cash and cash equivalents	$	183,208
Prepaid charges and other current assets		2,140
Total current assets		185,348
Total assets	$	185,348

Liabilities and Stockholder's Equity

Current liabilities

Accounts payable	$	1,279
Deferred revenue		128,610
Accounts payable, affiliate		12,289
Total current liabilities		142,178

Stockholder's equity

Common Stock, 1,500 shares $.01 par value authorized, 800 shares issued and outstanding	8
Additional paid in capital	231,917
Deficit	(188,755)
Total stockholder's equity	43,170
Total liabilities and stockholder's equity	$ 185,348

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Statement of Operations
For The Year Ended December 31, 2019

Revenues	$	21,390
Operating expenses:		
Salaries, payroll taxes and benefits		9,887
Rent		32,400
Professional fees		20,266
Incentive compensation		(31,047)
Other expenses		6,043
Telephone & data expenses		3,600
License & registration		976
Total operating expenses		42,126
Loss from operations		(20,736)
Interest income		38
Loss before taxes		(20,698)
Income taxes		(3,986)
Net (Loss) for year	$	(16,712)

CE Capital Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2019

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2019	$ 8	$ 231,917	$ (172,043)	$ 59,882
Loss for year	-	-	(16,712)	(16,712)
Balance, December 31, 2019	$ 8	$ 231,917	$ (188,755)	$ 43,170

CE Capital Advisors, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities:		
(Loss) for year	$	(16,712)
Adjustments to reconcile loss to net		
cash provided/(used) by operating activities:		
(Increase) decrease in:		
Prepaid charges and other current assets		6,678
Increase (decrease) in:		
Accounts payable		8,973
Unearned revenue		128,610
Net cash used by operating activities		127,549
Net decrease in cash and cash equivalents		127,549
Cash and cash equivalents, beginning of the year		55,659
Cash and cash equivalents, end of the year	$	183,208
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$	456
Interest	$	-

The Report of the Independent Registered Public Accountant and
notes are an integral part of these financial statements.

CE Capital Advisors, Inc.
Notes to Financial Statements
December 31, 2019

Note 1 – Nature of Business

CE Capital Advisors, Inc. (the "Company") was formed in October 2003 as a Massachusetts corporation. The Company is an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a broker in merger and acquisition transactions for private firms.

The Company is a wholly owned subsidiary of Concentric Energy Advisors, Inc. ("Parent").

Note 2 – Significant Accounting Policies

Basis of accounting:
> The accompanying financial statements are presented on the accrual basis of accounting.

Cash and Cash Equivalents:
> The Company considers deposits with maturities of ninety days or less to be cash and cash equivalents.

Estimates:
> The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of estimates by management in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Income Taxes:
> The Company is a C Corporation and files a consolidated federal return with the parent. All income is taxed at the consolidated corporate level. The Company has net operating losses being carried forward as of December 31, 2019 of $(16,712) which may be used to reduce taxable income at the consolidated corporate level in future years. The carryover expires in 2039. Massachusetts tax returns from 2015 and prior are no longer available for review.

Note 2 – Significant Accounting Policies (continued)

Subsequent Events:

Management has evaluated subsequent events through February 14, 2020, the date at which the statements were approved and available for issuance.

Note 3 – Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness as well as a percentage of aggregate indebtedness to net capital that shall not exceed 1500%.

At December 31, 2019, the Company had a net capital of $41,030 which was $31,550 in excess of its required net capital of $9,479 and its percentage of aggregate indebtedness to net capital was 347%.

Note 4 – Related Party Transactions

The Company occupies office facilities and is provided general and administrative services by the Parent in accordance with an expense sharing agreement. The current expense sharing agreement expires on December 31, 2019.

The Company is charged by the Parent for occupancy and administrative expenses which amounted to $ 36,000 for 2019. Shared expenses are not payable if the Company is unable to make payment due to lack of collections from customers and affiliate.

The financial position and results of operations could be different in the accompanying financial statements if these transactions with the Parent did not exist.

Note 5 – Deferred Income Tax

The Company files its income tax return on the cash basis of accounting. As a result, certain items such as accounts receivable and accounts payable while reflected in the accrual basis financial statements are not included in the tax returns.

Note 6 – Fair Value Measurements

The "Fair Value Measurements and Disclosures" topic in the FASB Accounting Standards Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under FAS 157 and its applicability to the plan are described:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date. As required by the FASB "Fair Value Measurements and Disclosures" topic, the organization does not adjust the quoted price for these investments, even in situations where the organization holds a large position and a sale could reasonably impact the quoted price.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Note 6 – Fair Value Measurements (continued)

Level 3 – Pricing inputs are unobservable for the investment, that is, inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability. Level 3 includes investments that are supported by little or no market activity.

The Organization did not have any assets or liabilities adjusted to fair value for the year ended December 31, 2019.

Note 7 – Revenue from Contracts with Customers

Revenues are generally recognized when earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the price is fixed and determinable, and collectability is reasonably assured.

Revenue from Contracts with Customers Standard (ASU 2014-09) core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenues as services are rendered or upon completion of a success fee-based transaction as this satisfies the performance obligation identified in accordance with this standard.

Note 8 - Agreement

In 2019, CE Capital Advisors, Inc. entered into an addendum agreement with its parent company, Concentric Energy Advisors, Inc. regarding the allocation of services provided, revenues earned,

Note 8 – Agreement (continued)

and expenses incurred by CE Capital Advisors, Inc. and Concentric Energy Advisors, Inc. pursuant to CE Capital Advisors, Inc.'s and Concentric Energy Advisors, Inc.'s joint engagement for the provision of non-securities and securities related services to EDF Inc. In 2019, most services provided pursuant to that joint engagement were non-securities related services provided by Concentric Energy Advisors, Inc., and, pursuant to the addendum agreement, all associated revenues earned, and expenses incurred were allocated to Concentric Energy Advisors, Inc. The Company has one engagement that is securities related. The upfront payment related to this engagement is being recognized by the Company as earned when services are rendered. The deferred revenue amount on the accompanying statement of financial condition arose from this engagement.

Cree Alessandri & Strauss
Certified Public Accountants LLC

Review Report of Independent Registered Public Accounting Firm
(required by SEC Rule 17a-5 for a Broker-Dealer
claiming an exemption from SEC Rule 15c3-3)

To: The Board of Director of
   CE Capital Advisors, Inc.

We have reviewed management's statement, included in the accompanying "Financial and Operational Combined Uniform Single Report – Part IIA, Exemptive Provision under Rule 15c3-3" in which (1) CE Capital Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which CE Capital Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2) (i) (exemption provisions) and (2) CE Capital Advisors, Inc. stated that CE Capital Advisors, Inc. met the identified exemption provisions throughout the most recent year ended December 31, 2019, without exception. CE Capital Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CE Capital Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cree Alessandri + Strauss

We have served as CE Capital Advisors, Inc.'s auditor since December 31, 2009.

Cree Alessandri & Strauss CPAs LLC
February 14, 2020

11



A FINRA MEMBER FIRM

February 10, 2020

Cree, Alessandri & Strauss
Certified Public Accountants, LLC
20 Walnut Street
Wellesley Hills, MA 02481

Re: CE Capital Advisors, Inc. Exemption Report

Dear Mr. Alessandri:

This statement is to notify you that, to the best knowledge and belief of CE Capital Advisors, Inc., our firm claims an exemption under 17 CFR 240.15c 3-3(k)(2)(i).

CE Capital Advisors, Inc. is not engaged as a broker-dealer in the selling of securities of any type or in the sale of insurance products.

CE Capital Advisors, Inc. has met the exemption provisions of 17 CFR 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Sincerely,

CE CAPITAL ADVISORS, INC.

Daniel Dane
Financial Operations Manager

CE Capital Advisors, Inc.
Schedule I
**Computation of Net Capital Under
Rule 15c3-1 of the Securities and
Exchange Commission Act of 1934**

December 31, 2019

Net Capital:		
Total stockholder equity qualified for net capital	$	43,170
Deduction for non-allowable assets:		
Prepaid expenses and other current assets		(2,140)
Total non-allowable assets		(2,140)
Net capital before haircuts		41,030
Less: Haircuts		-
Net capital		41,030
Minimum capital requirement		9,479
Excess net capital	$	31,551
Aggregate indebtedness:		
Liabilities	$	142,178
Ratio of aggregate indebtedness to net capital		3.5 to 1

No material differences exist between audited computation of net capital and unaudited computation of net capital.